SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	September	2010
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	RESEARCH IN MOTION REPORTS SECOND QUARTER RESULTS

DOCUMENT 1

                                                                                                                                                                                           September 16, 2010

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS SECOND QUARTER RESULTS

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported second quarter results for the three months ended August 28, 2010 (all figures in U.S. dollars and U.S. GAAP).

Highlights:
•	Revenue grew 31% over the same quarter last year to $4.62 billion
•	Earnings per share in the second quarter increased 76% to $1.46 over the second quarter last year1
•	BlackBerry® smartphone shipments grew more than 45% over the same quarter last year to 12.1 million and RIM has shipped approximately 115 million BlackBerry smartphones to date
•	BlackBerry subscriber account base grew approximately 56% over the prior year to over 50 million

Q2 Results:
Revenue for the second quarter of fiscal 2011 was $4.62 billion, up 9% from $4.24 billion in the previous quarter and up 31% from $3.53 billion in the same quarter of last year. The revenue breakdown for the quarter was approximately 79% for devices, 17% for service, 1% for software and 3% for other revenue.   During the quarter, RIM shipped approximately 12.1 million devices.

Approximately 4.5 million net new BlackBerry® subscriber accounts were added in the quarter.  At the end of the quarter, the total BlackBerry subscriber account base was over 50 million.

"RIM set another new record in the quarter by shipping over 12 million BlackBerry smartphones. This accomplishment and RIM’s solid financial results during the second quarter were driven by effective business execution and strong demand for RIM’s portfolio of BlackBerry smartphones and services in markets around the world," said Jim Balsillie, Co-CEO at Research In Motion. "We expect a continuation of this momentum in the third quarter as we extend the rollout of new products including the BlackBerry Torch into additional markets and benefit from heavy promotional activities and increasing customer demand as we head into the holiday buying season."

The Company’s net income for the quarter was $796.7 million, or $1.46 per share diluted, compared with net income of $768.9 million, or $1.38 per share diluted, in the prior quarter and net income of $475.6 million, or $0.83 per share diluted, in the same quarter last year.  The impact of Q2 share repurchases on second quarter fiscal 2011 earnings per share was approximately $0.02 per share.

The total of cash, cash equivalents, short-term and long-term investments was $2.03 billion as at August 28, 2010, compared to $3.27 billion at the end of the previous quarter, a decrease of $1.24 billion from the prior quarter. Cash flow from operations in Q2 was approximately $938 million.  Uses of cash included common share repurchases of approximately $1.5 billion, business acquisitions of approximately $320 million, capital expenditures of approximately $200 million and intangible asset purchases of approximately $100 million.

 1 Earnings per share in the second quarter of fiscal 2010 included a charge of $0.20 relating to the settlement of all outstanding worldwide patent litigation with Visto Corporation.

Q3 Outlook
Revenue for the third quarter of fiscal 2011 ending November 27, 2010 is expected to be in the range of $5.30-$5.55 billion.  Gross margin for Q3 is expected to be approximately 42%.  Net subscriber account additions in the third quarter are expected to be in the range of 5.0-5.4 million.  Earnings per share for the third quarter are expected to be in the range of $1.62-$1.70 per share diluted.

Conference Call and Webcast
A conference call and live webcast will be held beginning at 5 pm ET, September 16, 2010, which can be accessed by dialing 800-814-4859 (North America), 416-644-3414 (outside North America). The replay of the company’s Q2 conference call can be accessed after 7 pm ET, September 16, 2010 until midnight ET, September 30, 2010.  It can be accessed by dialing 416-640-1917 and entering passcode 4310309#. The conference call will also appear on the RIM website live at 5 pm ET and will be archived at http://www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur (PR Agency for RIM) (212) 336-7509 mconway@brodeur.com	Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM's revenue, gross margin, net subscriber account additions and earnings expectations for the third quarter of fiscal 2010, anticipated customer demand and promotional activity, penetration of new markets, product initiatives and anticipated growth.  The terms ”expect”, “continuation”, “momentum”, “extend”, “benefit”, and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints and new product introductions.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation:  risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services; risks related to delays in new product launches; risks related to competition; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers; risks relating to network disruptions and other business interruptions; risks related to RIM’s ability to manage its production facilities; security risks and risks related to encryption technology; risks related to RIM’s international operations;  and RIM’s ability to manage growth.  These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

Consolidated Statements of Operations

	For the three months ended			For the six months ended
	August 28, 2010	May 29, 2010	August 29, 2009	August 28, 2010	August 29, 2009

Revenue	$4,621,335	$4,235,393	$3,525,692	$8,856,728	$6,949,202
Cost of sales	2,565,769	2,312,077	1,971,296	4,877,846	3,903,281
Gross margin	2,055,566	1,923,316	1,554,396	3,978,882	3,045,921

Gross margin %	44.5%	45.4%	44.1%	44.9%	43.8%

Operating expenses
Research and development	323,005	287,580	235,571	610,585	455,348
Selling, marketing and administration	546,077	482,841	429,748	1,028,918	944,039
Amortization	104,497	94,168	73,292	198,665	140,688
Litigation	-	-	163,800	-	163,800
	973,579	864,589	902,411	1,838,168	1,703,875

Income from operations	1,081,987	1,058,727	651,985	2,140,714	1,342,046

Investment income	6,406	9,193	7,625	15,599	16,761

Income before income taxes	1,088,393	1,067,920	659,610	2,156,313	1,358,807

Provision for income taxes	291,689	299,018	183,989	590,707	240,156

Net income	$796,704	$768,902	$475,621	$1,565,606	$1,118,651

Earnings per share
Basic	$1.46	$1.39	$0.84	$2.85	$1.97
Diluted	$1.46	$1.38	$0.83	$2.83	$1.95

Weighted average number of common shares outstanding (000’s)
Basic	544,073	554,672	567,789	549,372	567,288
Diluted	546,387	558,189	573,565	552,254	573,441

Total common shares outstanding (000's)	524,463	552,468	568,219	524,463	568,219

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

Consolidated Balance Sheets

As at	August 28, 2010	February 27, 2010

Assets
Current
Cash and cash equivalents	$1,152,084	$1,550,861
Short-term investments	379,648	360,614
Accounts receivable, net	3,216,462	2,593,742
Other receivables	147,565	206,373
Inventories	645,267	659,943
Other current assets	216,601	247,207
Deferred income tax asset	221,449	193,916
	5,979,076	5,812,656

Long-term investments	494,003	958,248
Property, plant and equipment, net	2,169,271	1,956,581
Intangible assets, net	1,421,472	1,326,363
Goodwill	375,428	150,561
	$10,439,250	$10,204,409

Liabilities
Current
Accounts payable	$890,845	$615,620
Accrued liabilities	1,923,669	1,638,260
Income taxes payable	116,162	95,650
Deferred revenue	79,170	67,573
Deferred income tax liability	7,954	14,674
	3,017,800	2,431,777

Deferred income tax liability	179,102	141,382
Income taxes payable	28,578	28,587
	3,225,480	2,601,746

Shareholders’ Equity
Capital stock	2,098,583	2,207,609
Treasury stock	(109,578)	(94,463)
Retained earnings	5,026,555	5,274,365
Additional paid-in capital	180,651	164,060
Accumulated other comprehensive income	17,559	51,092
	7,213,770	7,602,663
	$10,439,250	$10,204,409

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

Consolidated Statements of Cash Flows

	Six months ended August 28, 2010	Six months ended August 29, 2009

Cash flows from operating activities
Net income	$1,565,606	$1,118,651

Adjustments to reconcile net income to net cash provided by
operating activities:
Amortization	394,410	269,164
Deferred income taxes	1,230	(19,621)
Income taxes payable	(9)	3,814
Stock-based compensation	32,789	25,747
Other	2,556	(7,915)
Net changes in working capital items	35,111	(194,001)
Net cash provided by operating activities	2,031,693	1,195,839

Cash flows from investing activities
Acquisition of long-term investments	(376,106)	(369,111)
Proceeds on sale or maturity of long-term investments	609,713	183,847
Acquisition of property, plant and equipment	(434,037)	(554,558)
Acquisition of intangible assets	(146,833)	(242,379)
Business acquisitions, net of cash acquired	(332,910)	(131,541)
Acquisition of short-term investments	(286,137)	(279,226)
Proceeds on sale or maturity of short-term investments	492,072	473,655
Net cash used in investing activities	(474,238)	(919,313)

Cash flows from financing activities
Issuance of common shares	12,000	18,890
Tax benefits (deficiencies) related to stock-based
compensation	(313)	2,705
Purchase of treasury stock	(21,853)	(45,081)
Common shares repurchased	(1,943,589)	-
Repayment of debt	-	(6,099)
Net cash used in financing activities	(1,953,755)	(29,585)
Effect of foreign exchange gain (loss) on cash and cash
equivalents	(2,477)	764

Net increase (decrease) in cash and cash equivalents for
the period	(398,777)	247,705

Cash and cash equivalents, beginning of period	1,550,861	835,546
Cash and cash equivalents, end of period	$1,152,084	$1,083,251

As at	August 28, 2010	May 29, 2010

Cash and cash equivalents	$1,152,084	$1,850,199
Short-term investments	379,648	498,127
Long-term investments	494,003	918,849
	$2,025,735	$3,267,175

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	September 16, 2010	By:	/s/ Edel Ebbs
Name: Edel Ebbs Title: Vice President, Investor Relations